Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The only subsidiary of ACRE Realty Investors Inc. is ACRE Realty LP, a Georgia limited partnership (the “operating partnership”) of which the Company is the sole general partner and in which the Company owns a 95.5% ownership interest as of March 20, 2015. The operating partnership owns 100% of the following Georgia limited liability company:

Northridge Parkway, LLC